November 2, 2006
VIA EDGAR AND HAND DELIVERY
John Cash, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Spectrum Sciences and Software Holdings Corp. Form 10-K for the fiscal year ended December 31, 2005 File No. 0-50373
Dear Mr. Cash,
We have reviewed your comments regarding our most recent 10-K filing. We have addressed the issue you have identified and provided explanatory text as requested to clarify our position.
Form 10 —K for the fiscal year ended December 31, 2005
Note 2 — Summary of Significant Accounting Policies — Revenue Recognition, Page 24
1.	We note your response to the third bullet point to comment 3 from our previous comment letter dated July 24, 2006. Based on your response, it remains unclear to us that it is appropriate to account for any revenues from your Engineering Services segment using the percentage of completion methodology. As previously requested, please provide us with a detailed analysis of how the services performed by this segment fall into the scope of SOP 81-1, or tell us how these services should otherwise be recognized. In this regard, we note the example contract that you described as one that you account for under percentage of completion; however, based on your description of that example contract, including its length and the fact that it contains a deliverable report at the end, it appears that such contracts should be accounted for in accordance with SAB Topic 13A, and we struggle to understand how it would be appropriate to recognize any revenues from such contract prior to delivering your final report or receiving notice of cancellation and payment of fees from your customer. Please advise. If you no longer believe that these revenues should be recognized under the percentage of completion method, please confirm that you will revise your accounting for these revenues in the future, and provide us with an analysis demonstrating the impact on your 2005 results if you had accounted for these revenues under SAB topic 13A.

Response:

We have evaluated our Engineering Services segment contracts that we have historically been accounted for under SOP 81-1 and compared that revenue recognition model to that described in SAB Topic 13A. Based on the results of our analysis, we believe that there is no material difference in revenue recognized under these two methods. Based on these factors and with your concurrence, we will begin recognizing revenue under the guidelines of SAB Topic 13A beginning in the fourth quarter of 2006. Below is an analysis of the impact the change in methodology would have had on our December 31, 2005 financial statements.

We have analyzed our revenue position as of December 31, 2005 for all contracts within this segment that were accounted for under the percentage-of-completion methodology. As of December 31, 2005, we had $548,350 of unbilled revenue related to these contracts. Had we applied the SAB Topic 13A revenue recognition methodology to these contracts, we would have reduced our revenue for the year ended December 31, 2005 by $266,837 and reduced our costs of revenue by $266,188. The remaining unbilled balance had met contractual requirements for deliverables, as of December 31, 2005, and was subsequently billed after year-end.

Given that our revenue for 2005 was approximately $54 million and that there would be minimal (less than $1,000) impact on net income, we believe the impact of this change is immaterial to our 2005 results. Additionally, as we would in effect be reducing accounts receivable and increasing inventory by the same amount, there is no material impact on our balance sheet or statement of cash flows.
We appreciate the feedback on our filings and welcome any guidance you can provide relative to improving our disclosure. If you have any questions regarding our response, you many contact myself or John Krobath, Controller, at 703-564-2967.
Sincerely,
Michael M. Megless
Vice President & Chief Financial Officer